BlackRock All Asset Income Trust
100 Bellevue Parkway
Wilmington, Delaware 19809

July 14, 2014

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

RE:	BlackRock All Asset Income Trust
(File No. 333-189225)

Ladies & Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), BlackRock All Asset Income Trust (the "Trust") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registration Statement on Form N-2, Registration No. 333-189225 (together with all exhibits thereto, the "Registration Statement"), filed in connection with the proposed initial public offering of Trust common shares. The Registration Statement was originally filed with the Commission on June 11, 2013.

The Trust no longer anticipates conducting an initial public offering of its common shares. The Trust's Registrant Statement has not been declared effective by the Commission, and no securities were sold in connection with the offering described in the Registration Statement. The Trust believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Trust requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Trust for future use.

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If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, Thomas A. DeCapo of Skadden, Arps, Slate, Meagher & Flom LLP, at (617) 573-4814, or Kenneth E. Burdon, at (617) 573-4836.

Very Truly Yours,

BLACKROCK ALL ASSET INCOME TRUST

By:	/s/ John Perlowski
	Name:	John Perlowski
	Title:	President

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